UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 24, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure - Investment in Go Digit Life Insurance Limited

April 24, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/Madam,

In continuation to our earlier intimation, we wish to inform you that HDFC Bank Limited (the “Bank”) has executed definitive agreements on April 21, 2023 to invest an amount of up to Rs. 69.90 crores in Go Digit Life Insurance Limited (“Go Digit Life”) in two tranches, subject to the terms and conditions set out in the definitive agreements. In accordance with the definitive agreements, the consideration to be paid for the acquisition of 9.94% in the equity share capital of Go Digit Life (by way of a share subscription) in the first tranche amounts to approximately Rs. 10.93 crores (“Initial Subscription”). The Bank, at its discretion, may elect to invest the remaining amount of up to Rs. 58.97 crores in the second tranche post completion of the Initial Subscription, in accordance with the definitive agreements.

Pursuant to Regulation 30 of the SEBI Listing Regulations, we wish to provide the following disclosures with respect to the above:

a.	Name of the target entity, details in brief as size, turnover etc.

Go Digit Life Insurance Limited

Basis the unaudited financial statements of Go Digit Life for the year ended March 31, 2023, the turnover (operating income) was NIL and losses were Rs. 5.36 crores. Total Assets were Rs 26.42 crores.

Go Digit Life was incorporated on December 16, 2021.

b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This transaction of acquisition of equity shares does not constitute a related party transaction.

As on date, the Bank’s promoters do not have any interest in Go Digit Life.

The Bank and its subsidiaries in the ordinary course of business may have business dealings with Go Digit Life at an arm’s length basis.

c.	Industry to which the entity being acquired belongs	Go Digit Life proposes to carry out life insurance business in India subject to grant of certificate of registration by the Insurance Regulatory and Development Authority of India (IRDAI).

d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment

e.	Brief details of any governmental or regulatory approvals required for the acquisition	Approval of IRDAI for the application filed by Go Digit Life under Form IRDAI/R2 is required to be obtained by Go Digit Life for the first tranche investment.

f.	Indicative time period for completion of the acquisition

Within 3 to 6 months from the execution date. The first tranche investment is subject to IRDAI granting requisite approval to Go Digit Life for the application filed by Go Digit Life under Form IRDAI/R2.

g.	Nature of consideration - whether cash consideration or share swap and details of the same	Total cash consideration for the first tranche investment is Rs. 10,93,40,000 (Rupees Ten Crores Ninety-Three Lakhs Forty Thousand only).

h.	Cost of acquisition or the price at which the shares are acquired	Cost of acquisition for the first tranche investment is Rs 10 /- per equity share of Go Digit Life.

i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post the first tranche investment, the Bank will hold 9.94% of the equity share capital of Go Digit Life by way of acquisition of fully paid up equity shares of face value of Rs. 10 each.

j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Go Digit Life, a company limited by shares, registered under the Companies Act, 2013, proposes to carry out life insurance business in India subject to grant of certificate of registration by IRDAI.

Go Digit Life was incorporated as “Go Digit Life Sciences Private Limited” on December 16, 2021 as a private limited company under the Companies Act, 2013. It was subsequently converted to a public limited company on May 10, 2022. The name of Go Digit Life was changed from “Go Digit Life Sciences Limited” to its present name: “Go Digit Life Insurance Limited” on June 02, 2022.

History of last 3 years’ turnover:

FY 2021: Not Applicable

FY 2022 (audited): NIL

FY 2023 (unaudited): NIL

Country of presence: India.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.